Exhibit 19

PEPSICO, INC.
INSIDER TRADING POLICY

Effective as of February 2025

This Insider Trading Policy sets forth rules and procedures with respect to transactions in securities of PepsiCo, Inc. (“PepsiCo” or the “Company”). This Insider Trading Policy applies to directors, executive officers and certain other executives of PepsiCo. You are covered by this Insider Trading Policy because of your highly visible position with PepsiCo or one of its subsidiaries or business units or your access to material non-public information about our businesses. Please read this Insider Trading Policy very carefully since it limits your ability to transact in PepsiCo securities to a window of approximately 4 weeks per quarter. In addition, please remember that you are also subject to the Insider Trading and Confidential Information policies set forth in PepsiCo's Global Code of Conduct, including those relating to transacting in the securities of another company involved with PepsiCo, a copy of which you have previously received and which is available on www.pepsico.com under “Who We Are – Our Commitments – Global Code of Conduct.”

No Transacting While in Possession of Material Nonpublic Information. You, certain members of your family and individuals living in your household (see “Transactions by Family Members, Members of Your Household and Entities That You Influence or Control” below), other employees and certain outsiders may not effect a transaction in PepsiCo securities (see “Transactions in PepsiCo Securities” below) (or advise another to do so (commonly referred to as “tipping”)) while in possession of material nonpublic information concerning the Company. Once the material information is publicly announced, you or such persons may not transact in PepsiCo securities until after the issuance of the announcement and you have the required clearances. (See “Mandatory Clearance Requirement” below.) While the restrictions in this Insider Trading Policy are not applicable to transactions by the Company itself, transactions by the Company will only be made in accordance with applicable U.S. federal securities laws, including those relating to insider trading.

Material Information. Information is considered material if a reasonable investor would consider it important in his or her decision to buy, sell or hold PepsiCo securities. Any information that could be expected to affect the Company’s stock price, whether positive or negative, should be considered material. Examples of material information include: (1) earnings information, including revenue or earnings projections or PepsiCo's performance relative to expectations, (2) business plans and strategies, (3) significant mergers, acquisitions, divestitures, refranchisings, tender offers, joint ventures, or changes in assets,
(4) significant new products, (5) developments regarding customers or suppliers, such as the acquisition or loss of a significant contract, (6) changes in control or management, or a significant business restructuring, (7) a change in auditors or the withdrawal of auditor reports, (8) events regarding PepsiCo's securities, such as repurchase plans, stock splits, changes in dividends, public or private sales of additional securities or a default on securities issued by PepsiCo or a subsidiary, (9) significant cybersecurity incidents and (10) bankruptcies or liquidations. If you have questions regarding whether something constitutes “material” information, please contact the Law Department.
Nonpublic Information. Information is nonpublic if it has not been disseminated in a manner making it available to investors generally. Recognized methods of public disclosure include the Company’s filing of a Form 8-K with the SEC, distributing a press release through a widely disseminated news or wire service, and conference calls or webcasts open to the public with advance notice. The posting of materials on PepsiCo's website may not, by itself, constitute public disclosure. If you have questions regarding whether information is “nonpublic” information, please contact the Law Department.

Window Periods.

Quarterly Window Periods. The announcement of PepsiCo's quarterly financial results almost always has the potential to have a material impact on the market for PepsiCo's securities. Therefore, to avoid even the appearance of transacting while aware of material nonpublic information, you may transact in PepsiCo securities only during the approved quarterly window period, which typically begins on the first business day that is at least 48 hours after PepsiCo issues its quarterly earnings release.

Please remember that even during an "open" window period you may only transact in PepsiCo securities if (i) you are not in possession of material nonpublic information and (ii) you pre- clear the proposed transaction with the Law Department.
Event-specific Window Closures. From time to time, an event may occur that is material to the Company and is known by a small group of directors or executives. So long as the event remains material and nonpublic, you may be prohibited from transacting in PepsiCo securities. In addition, the Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means. You should anticipate that transactions are unlikely to be pre-cleared while the Company is in the process of assembling the information to be released and until the information has been released and absorbed by the capital markets. Share repurchases pursuant to any stock repurchase program implemented by the Company may also give rise to event-specific window closures.

The existence of an event-specific window closure will not be announced, other than to those who are aware of the event giving rise to the closure. If, however, you request pre-clearance for a transaction that happens to occur during an event-specific window closure, the Law Department will inform you of the existence of a window closure, without disclosing the reason for the closure. Any person made aware of the existence of an event-specific window closure must not disclose the existence of the closure to any other person.

Retirement or Termination from the Company. If you retire or terminate from the Company during an “open” window period, you typically remain subject to this Insider Trading Policy until that window closes. If you retire or terminate from the Company outside an “open” window period, you typically remain subject to this Insider Trading Policy until the next window opens. Notwithstanding the foregoing, the PepsiCo Law Department may extend the period that a departing employee remains subject to this Insider Trading Policy based on facts and circumstances.
Mandatory Clearance Requirement. Notwithstanding the existence of an "open" window period, you may only transact in PepsiCo securities if you are not in possession of any material nonpublic information and you obtain Law Department clearance before (i) you transact in PepsiCo securities or (ii) you or any member of your immediate family or any individual living in your household or whose transactions you direct or control (see “Transactions by Family Members, Members of Your Household and Entities That You Influence or Control” below) commit to a transaction in PepsiCo securities. (See “Transactions in PepsiCo Securities” below).

Clearances are valid only for two trading days and, for Directors and certain executives, apply only to the specific transaction that has been cleared. If clearance is obtained while the market is open, such clearance is good for that trading day plus the following trading day. If clearance is obtained after the market is closed, such clearance is good for the following two trading days. Transactions occurring after the two trading day clearance period has expired must be re-cleared by the Law Department.

You are responsible for making the judgment as to whether or not you are in possession of any material nonpublic information at the time you contemplate a transaction in PepsiCo securities. Your receipt of clearance to transact does not relieve you of this responsibility.

Restrictions on Multi-Day Limit Orders. Because transactions in PepsiCo securities require clearance within two trading days of the date on which the transaction is effected, you should not purchase or sell PepsiCo stock or exercise PepsiCo stock options using a multi-day “limit order” (i.e., an order for a transaction at a specified price which is left open for more than two trading days). Note that this rule also prohibits you from implementing a "Specified Price Order" pursuant to PepsiCo's Stock Option Exercise Program.

No Speculative Trading, Margin Accounts or Pledges. You should not engage in activities that are designed to hedge or offset any decrease in the market value of PepsiCo securities (including purchasing financial instruments such as prepaid variable forward contracts, collars, exchange funds or equity swaps or engaging in short sales). Because of your position, such activities are either illegal or inappropriate. In addition, you may not hold PepsiCo securities in a margin account or pledge PepsiCo securities as collateral for a loan or otherwise. A “margin account” is a type of brokerage account in which the broker-dealer lends the investor cash, using the account as collateral, to purchase securities.

Transactions in PepsiCo Securities. This Insider Trading Policy applies to all transactions in PepsiCo securities, whether or not received from PepsiCo as compensation.
PepsiCo Common Stock, Debt Securities, Stock Options and Restricted Stock Units. This Insider Trading Policy applies to all purchases, sales, gifts and donations of PepsiCo Common Stock and debt securities. This includes transacting in PepsiCo securities in the open market or in your personal accounts, exercising options1, and selling, gifting or donating the shares received upon settlement of restricted stock units or performance stock units and all other PepsiCo equity awards.

PepsiCo Savings Plan. This Insider Trading Policy applies to the following elections you may make in your 401(k) plan account: (a) an election to increase or decrease the percentage of any contributions that will be allocated to the PepsiCo stock fund (including the initial election to allocate contributions to the PepsiCo stock fund), (b) an election to make an intra-plan transfer of an existing account balance into or out of the PepsiCo stock fund, (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your PepsiCo stock fund balance, and (d) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the PepsiCo stock fund. This Insider Trading Policy does not apply to purchases of PepsiCo Common Stock in your 401(k) plan account resulting from periodic contributions of funds to the plan pursuant to your payroll deduction election.

1 Option exercises that do not involve a market transaction may be approved in appropriate circumstances and subject to limitations on the option holder’s ability to sell the shares received upon exercise

Executive Income Deferral Program. This Insider Trading Policy also applies to the following elections you may make in the Executive Income Deferral Program:
(a) an election to increase or decrease the percentage of any contributions that will be allocated to the PepsiCo phantom stock fund (including the initial election to allocate contributions to the PepsiCo phantom stock fund) and (b) an election to make an intra-fund transfer of an existing account balance into or out of the PepsiCo phantom stock fund.

Dividend Reinvestment Plan. This Insider Trading Policy applies to (a) voluntary purchases of PepsiCo stock that result from contributions you choose to make to PepsiCo’s Dividend Reinvestment Plan (“DRIP”), (b) any election by you to participate, cease participation or otherwise alter your participation in the DRIP and (c) any sale of PepsiCo securities you acquire pursuant to the DRIP. This Insider Trading Policy does not apply to acquisitions of PepsiCo stock under the DRIP resulting from reinvestment of dividends pursuant to the DRIP. Directors and Section 16 Officers are prohibited from participating in the DRIP.
Stock Purchase Program. This Insider Trading Policy applies to (a) any election by you to participate, cease participation or otherwise alter your participation in the Stock Purchase Program and (b) any sale of PepsiCo securities you acquire pursuant to the Stock Purchase Program. This Insider Trading Policy does not apply to purchases of PepsiCo stock resulting from periodic contribution of funds to the Stock Purchase Program pursuant to your payroll deduction election. Directors and Section 16 Officers are prohibited from participating in the Stock Purchase Program.
Mutual Funds. This Insider Trading Policy does not apply to mutual funds or similar investments provided that you do not have control over the particular companies included in the fund.
Consequences of Violations. Anyone who transacts on inside information or tips such information to another is subject to a severe punishment, which could include significant fines and imprisonment under applicable laws. Trading or tipping on inside information is also a violation of PepsiCo’s Global Code of Conduct. Failure to comply with this Insider Trading Policy may also subject employees to Company-imposed disciplinary action up to and including dismissal for cause, whether or not the failure to comply with this Insider Trading Policy results in a violation of law.
No Short Swing Transactions. The Securities Exchange Act of 1934 prohibits directors and executive officers from profiting from “short swing transactions.” Short swing transactions are matching transactions within a six month period (e.g. a sale and purchase or a purchase and sale of PepsiCo stock). If you are considering a possible transaction in PepsiCo securities, please keep in mind all of your transactions within the previous six month period that could be matched to your current transaction. Please consult the Law Department for guidance.
Transactions by Family Members, Members of Your Household and Entities That You Influence or Control. This Insider Trading Policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members or entities whose transactions in PepsiCo securities are directed by you or are subject to your influence or control (such as family members who consult with you before they transact in PepsiCo securities). “Family members” include a spouse, a child (including children away at college and stepchildren), grandchildren, parents, stepparents, grandparents, siblings and in-laws. You are responsible for the transactions of these other persons and therefore should make them aware of the need to confer with you before they transact in PepsiCo securities.
Certifications. All new directors, executive officers and other executives subject to this Insider Trading Policy must certify their understanding of and intent to comply with this Insider

Trading Policy. In addition, all directors, executive officers and other executives subject to this Insider Trading Policy must annually re-certify their understanding of and intent to comply with this Insider Trading Policy.
If you have any questions concerning this Insider Trading Policy, or for Law Department clearance to transact, please contact the PepsiCo Corporate Law Department.